EXHIBIT 99.1

Emerald Health Therapeutics Announces Completion of Accordion Provision of Pure Sunfarms’ Credit Facility

Expanded facility provides additional financial resources and flexibility as Pure Sunfarms continues to build on its success to date as a leading Canadian cannabis producer and brand

VANCOUVER, British Columbia, July 01, 2020 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) today announced that its joint venture for large-scale, low-cost, high-quality cannabis production, Pure Sunfarms, has further expanded its credit facility (the “Credit Facility”) with the lending syndicate led by Bank of Montreal and including Farm Credit Canada (“FCC”) and the addition of CIBC to its full $59 million capacity with the completion of the Credit Facility’s accordion feature. The Credit Facility now consists of a $15.0 million revolving operating loan and a $25.0 million term loan (the “New Term Loan”), in addition to its existing $19.0 million loan (the “Existing Loan”). The New Term Loan is specifically designated for the 1.1 million square foot Delta 2 greenhouse while the Existing Term Loan is specifically designated for the 1.1 million square foot Delta 3 greenhouse facility. (All figures are in Canadian dollars.) Each of the components of the Credit Facility, including the Existing Term Loan, mature on February 7, 2022.

“We are pleased to see the completion of this credit facility by top-tier Canadian commercial lenders, which today is a relatively unique accomplishment in the cannabis space,” said Riaz Bandali, CEO, Emerald Health Therapeutics. “This facility provides Pure Sunfarms with significant access to capital to continue building on its business successes.”

About Emerald Health Therapeutics
Emerald Health Therapeutics, Inc. is committed to creating new consumer experiences with distinct recreational, medical and wellness-oriented cannabis and non-cannabis products, with an emphasis on life science-based innovation and production excellence. Emerald’s three distinct operating assets are designed to uniquely serve the Canadian marketplace and international opportunities. These assets, all in full production, include: its Metro Vancouver, BC-based greenhouse operation (78,000 square feet) capable of producing organic-certified product; Verdélite, its premium craft cannabis production indoor facility in St. Eustache, Québec (88,000 square feet); and Pure Sunfarms, its 41.3%-owned joint venture in Delta, BC, producing affordably priced quality products (1.1 M square feet). Its Emerald Naturals subsidiary has launched a new natural wellness product category with its non-cannabis endocannabinoid-supporting product line and is expanding distribution across Canada.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in Emerald’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Emerald undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.